EXHIBIT 99.1

Aptose to Participate in Upcoming Investor Conferences In March 2018

SAN DIEGO and TORONTO, March 06, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at the upcoming conferences:

  Cowen and Company 38th Annual Healthcare Conference
Time:	12:00 p.m. EDT
Date:	Monday, March 12, 2018
Location:	The Boston Marriott Copley Place, Boston, MA
Live webcast:	http://wsw.com/webcast/cowen46/apto/

  30th Annual ROTH Conference
Time:	9:30 a.m. PDT
Date:	Tuesday, March 13, 2018
Location:	The Ritz Carlton, Laguna Niguel, CA
Live webcast:	http://wsw.com/webcast/roth32/apto/

  2018 B. Riley & Co. China Healthcare Investment Partnering Symposium
Time:	11:30 a.m. CST (China Standard Time)
Date:	Friday, March 16, 2018
Location:	The Intercontinental Hotel, Hangzhou, People’s Republic of China
Live webcast:	http://wsw.com/webcast/brileyco20/apto/

  Oppenheimer 28th Annual Healthcare Conference
Time:	8:00 a.m. EDT
Date:	Wednesday, March 21, 2018
Location:	The Westin Grand Central, New York, NY
Live webcast:	https://veracast.com/webcasts/opco/healthcare2018/76201109497.cfm

The audio webcasts can also be accessed through the Aptose website at www.aptose.com and will be archived shortly after the live event and available for 90 days.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
Email: gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com